Mail Stop 3561

January 15, 2008

Via Fax & U.S. Mail

Mr. Mark Tripp
Chief Financial Officer
7855 Haskell Avenue, Suite 200
Van Nuys, California 91406

      Re: **Easton-Bell Sports, Inc.**
               Form 10-K for the year ended December 30, 2006
               Filed April 9, 2007
               File No. 333-123927

Dear Mr. Tripp:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Linda Cvrkel
               Branch Chief